EXHIBIT B
2005.10.27
Future Business and Management Plan

1. Topic	1. Global Biz

2. Capex

3. New Biz

2. Purpose	1. Foster and develop new business

2. Cost effective operation

3. Foster and develop new business

3. Promotion Schedule	—

4. Expected Investment	—

5. Content	1. Global Biz
1) India Market
— SKT has considered business alliance, but did not pursue forward due to conflicting goals with the other party. — India market is appealing, and SKT is open for opportunities.

2) China Market — Considering business expansion in Asia including China.

2. Capex 1) Capex — Even with the investment in WiBro, WCDMA (HSDPA) and other areas in 2006, SKT does not expect the amount of investment to increase.

2) HSDPA
— The W-CDMA network infra invested in 2004 can be utilized by changing the channel card (approximately 10 billion Won) and the W-CDMA network infra invested in 2005 can be utilized by upgrading the software.

3. New Biz 1) Revenue from Wireless Data Transmission Service — Melon has a revenue of 5 billion Won per month and mobile Cyworld has a revenue of 6 billion Won per month.

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These revenues have contributed to the revenue of SKT.

2) Satellite DMB — The number of subscribers for satellite DMB is expected to increase to 400,000 by the end of 2005. — SKT cannot and will not provide subsidy for satellite DMB related services.

6. Expected Effect	—

7. Obstacles	—

8. Decision Date (date of the Board meeting)	—

9. Selective Disclosure	Information Provider	SK Telecom IR Department

	Information Recipient	Analysts / institutional investors

	Date, Place and Title	Date: 6 pm, October 27, 2005 Title: Conference Call re 2005 Third Quarterly Report Place: SK Telecom Conference Room (teleconference)

10. Contact Information	Person Responsible for Disclosure	HyunJong Song, IR Department (6100-1600)

	Person Managing Disclosure	HyunSoo Park, IR Department (6100-1613)

	Relevant Department	IR Department (6100-1640)

11. Miscellaneous	The management plan and important projections above may not be realized depending on the management and business circumstances. The substance of the teleconference can be accessed through our website — www.sktelecom.com

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